SECURIAN FINANCIAL GROUP, INC.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500


August 2, 2006                                                  [SECURIAN LOGO]

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Re:  Variable Annuity Account
     Minnesota Life Insurance Company
     "Tandy" Representations


Ladies and Gentlemen:

In connection with the above-referenced filing, Variable Annuity Account (the "Registrant"), acknowledges that:

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dwayne C. Radel

Dwayne C. Radel
Vice President
Minnesota Life Insurance Company